September 29, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Dominion Questar Corporation (f/k/a Questar Corporation)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 4, 2016
Form 8-K
Filed August 3, 2016
File No. 001-08796
Questar Gas Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 4, 2016
File No. 333-69210

Dear Ms. Thompson:

Dominion Questar Corporation (“Questar”) and Questar Gas Company (“Questar Gas”) (collectively and individually the “Companies”) received the Staff’s letter dated September 20, 2016, which provided comments on the above-referenced documents. This response letter has been filed on EDGAR, and a copy has been sent by email.

As requested by the Staff, the Companies hereby acknowledge the following:

•	The Companies are responsible for the adequacy and accuracy of the disclosures in their filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are set forth below and are followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

Staff Comments:

1.	We note your disclosures that continuing low commodity prices have negatively impacted your business by slowing production and, as noted on page 44 of your June 30, 2016 Form 10-Q, placing “significant financial stress” on certain customers. We also note that several domestic oil and gas producers, including some with operations in your service areas, have recently declared bankruptcy. Please address the following comments related to the current economic environment:

•	Tell us how you monitor the credit quality of your producer customers and how you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices. In doing so, tell us if you have any material accounts receivable balances from customers with sub-investment grade credit ratings and/or customers currently in bankruptcy.

Response:

Questar Pipeline has a number of shippers on its pipeline system that are producers. Questar Pipeline monitors the credit quality of all shippers on a regular basis and receives daily updates for any changes in credit ratings or bankruptcy status. The substantial majority of Questar Pipeline’s customers have investment grade credit ratings. In accordance with its Federal Energy Regulatory Commission tariff, Questar Pipeline obtains credit support in the form of guarantees, letters of credit or deposits for any customers that do not meet credit standards as outlined in the tariff. Questar Pipeline has not experienced any credit losses and does not have any material accounts receivable balances from customers with sub-investment grade credit ratings or customers in bankruptcy. Please see disclosures within Credit Risk in Item 7A, which can be found on page 45 of the Companies’ 2015 Form 10-K.

Staff Comments:

•	Tell us in sufficient detail how you determined there were no additional long-lived asset or intangible asset impairments within your service areas. In doing so, tell whether or not you tested any material assets for impairment and provide us with the quantitative results of such tests. For material assets not tested for impairment, tell us how you determined the events discussed in ASC 360-10-35-21 were not triggered.

•	We note that you recorded a pre-tax impairment charge of $12.1 million for Wexpro’s South Moxa leasehold during the fourth quarter of Fiscal 2015 because current market prices do not support a drilling program. Please tell us and disclose whether Wexpro has any other properties that are at risk of impairment due to the continuing low commodity prices making future drilling uneconomic or other information suggesting that the carrying values of properties may not be recoverable.

Response:

The Companies evaluate long-lived and intangible assets on a quarterly basis for potential impairment when a triggering event occurs. As discussed under Asset Impairments in the Critical Accounting Policies, Estimates and Assumptions section of Item 7, which can be found on page 44 of the Companies’ 2015 Form 10-K, triggering events may include changes in market prices, recurring operating losses or significant changes in contracts, revenues or expenses for a specific asset. The following is a summary of such consideration by business line, including discussion of material assets for which an impairment trigger had occurred and the results of corresponding test:

Questar Gas: The long-lived and intangible assets of Questar Gas are subject to cost of service rate recovery as allowed by the Public Service Commission of Utah and the Wyoming Public Service Commission. No material assets were evaluated for impairment during the reporting periods.

Wexpro: Questar evaluated all Wexpro proved and unproved properties for possible impairment. The substantial majority of Wexpro’s long-lived and intangible assets (proved and unproved properties) are for the development, production and delivery of natural gas from cost-of-service reserves for Questar Gas under the terms of the Wexpro Agreement and the Wexpro II Agreement; which provides for a cost of service rate recovery mechanism similar to a utility and therefore provides estimated future net cash flows in excess of the net book value of such assets. Of the remaining properties, Questar determined the South Moxa leasehold was impaired as disclosed in Note 17 – Asset Impairments to the Notes Accompanying the Financial Statements in Item 8, which can be found on page 105 of the Companies’ 2015 Form 10-K.

Questar Pipeline: The substantial majority of the long-lived and intangible assets of Questar Pipeline provide contracted services under rates regulated by the Federal Energy Regulatory Commission. As discussed in Note 1 – Summary of Significant Accounting Policies V. Possible Sale of Questar Southern Trails Pipeline Assets, which can be found on page 74 of the Companies’ 2015 Form 10-K, Questar Pipeline had begun a process to sell the Southern Trails assets. As of December 31, 2015, Questar Pipeline had received a potential offer to sell the asset for an amount greater than book value. Questar Pipeline determined that impairment was not appropriate at that time based on this offer. No other material assets were evaluated for impairment during the reporting periods.

Corporate and Other: Questar evaluated its investment in the Questar Fueling operations for potential impairment. The estimated future net cash flows of these assets were more than twice the net book value of these assets, as such, no impairment was warranted. No other material assets were evaluated for impairment during the reporting periods.

Questar has filed a Form 15, also dated September 29, 2016, with the Commission to terminate its reporting obligations under Section 12(h) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under Section 15(d) of the Exchange Act. However, to the extent that Questar were to make future filings with the Commission, such filings would include disclosure of material assets that are at risk of impairment or other information suggesting that the carrying values of material properties may not be recoverable.

Staff Comments:

2.	We note that Questar Pipeline has firm capacity commitments. Your disclosures on page 18 indicate that the development of gas reserves in the Rocky Mountain areas has slowed due to low natural gas prices and the resulting excess capacity may impact your ability to renew contracts at current terms as contracts expire. Please tell us whether you have renegotiated or are in the process of renegotiating the fees or volume commitments for any material contracts as a result of recent production declines and/or projections. If so, please revise your MD&A to discuss and quantify the related impact of this trend on your results of operations. Please also quantify for us and disclose the impact, on revenues and volumes, of any firm transportation capacity contracts expiring within the next year and your expectations regarding the renewal of such contracts and related pricing.

Response:

Questar Pipeline has not currently renegotiated fees or volume commitments for any material contracts. Transportation volumes on Questar Pipeline’s system under contracts with producers have been stable. The only material contract that expires within the next year is with Questar Pipeline’s affiliate, Questar Gas. Questar Pipeline expects that this contract will be renewed under similar terms to the existing agreement.

Questar has filed a Form 15, also dated September 29, 2016, with the Commission to terminate its reporting obligations under Section 12(h) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. However, to the extent that Questar were to make future filings with the Commission, such filings would include disclosure of expiring contracts and the expected renewal terms, to the extent such terms would have a material impact on its results of operations.

Staff Comments:

3.	Although your disclosures on pages 11 and 12 indicate that Wexpro and Questar Pipeline recognize material revenues from affiliates, the financial results tables on pages 34 and 38 do not separately identify such amounts. Please separately present affiliate revenues within these tables or explain to us why you believe no revisions are necessary.

Response:

The amounts for affiliated revenues recognized by Wexpro and Questar Pipeline are disclosed in Note 15 – Operations by Line of Business to the Notes Accompanying the Financial Statements in Item 8, which can be found on page 103 of the Companies’ 2015 Form 10-K. Questar has filed a Form 15, also dated September 29, 2016, with the Commission to terminate its reporting obligations under Section 12(h) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. However, to the extent that Questar were to make future filings with the Commission, such filings would include consideration to improve the readability of Results of Operations included within MD&A concerning material revenues from affiliates.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Results of Operations, page 27

Staff Comments:

4.	We note that you disclose the Non-GAAP Measures “Adjusted earnings” and “Adjusted earnings per share – diluted” and that these measures exclude pension settlement charges, merger and restructuring charges and abandonment and impairment charges. Considering you have not provided any adjustments to exclude net gains on asset sales, your disclosures may be inconsistent with Question 100.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 (“Non-GAAP CD&I”). We also note that you have presented adjustments to arrive at your non-GAAP measures on an after-tax basis, which may be inconsistent with Question 102.11 of the Non-GAAP CD&I. This new guidance requires that income tax adjustments should be shown separately and clearly explained. Please review this guidance when preparing your next periodic report and future earnings releases.

Response:

Questar has filed a Form 15, also dated September 29, 2016, with the Commission to terminate its reporting obligations under Section 12(h) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. However, to the extent that Questar were to make future filings with the Commission or to make public disclosures of material financial information, such filings or disclosures would include consideration of the published guidance concerning the use of non-GAAP measures.

Form 8-K filed August 3, 2016

Staff Comments:

5.	Please consider the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP CD&I when preparing future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We refer you to the bold heading that quantifies Adjusted Earnings and the related diluted per share amount.

Response:

Questar has filed a Form 15, also dated September 29, 2016, with the Commission to terminate its reporting obligations under Section 12(h) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. However, to the extent that Questar were to make future filings with the Commission, such filings would include consideration of the published guidance concerning the use of non-GAAP measures.

Staff Comments:

6.	You disclose a caption titled “Average common shareholders’ equity [4]” for a non-GAAP measure when is calculated differently from the GAAP measure “Average common shareholders’ equity [3].” As non-GAAP measures should be clearly distinguished from comparable GAAP measures, please revise this title accordingly.

Response:

Questar has filed a Form 15, also dated September 29, 2016, with the Commission to terminate its reporting obligations under Section 12(h) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. However, to the extent that Questar were to make future filings with the Commission or to make public disclosures of material financial information, such filings or disclosures would include consideration of the published guidance concerning the use of non-GAAP measures.

If you have any questions or require further information, please call me at (804) 771-4149 or fax me at (804) 771-6519.

Sincerely,

/s/ Michele L. Cardiff
Michele L. Cardiff

Vice President, Controller and Chief Accounting Officer

Dominion Questar Corporation (f/k/a Questar Corporation)

Questar Gas Company